SEC Mail Processing Section
FEB 27 2008
Washington, DC
103

[redacted]

BB 3/4

UNITED S
SECURITIES AND EXCH
Washington, .

08026626

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PackerKiss Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Northeast 4th Street
(No. and Street)

Delray Beach (City) Florida (State) 33444 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary A. Packer, President 561-272-0112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, FL 33308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/6/08

OATH OR AFFIRMATION

I, Mary A. Packer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PackerKiss Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL RESNICK
Notary Public - State of Florida
My Commission Expires Mar 7, 2011
Commission # DD 648345
Bonded Through National Notary Assn.

Mary A Packer
Signature

President & Registered Principal
Title

Cheryl Resnick
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERKISS SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

AND INDEPENDENT AUDITORS' REPORT

PACKERKISS SECURITIES, INC.
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

January 31, 2008

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
PackerKiss Securities, Inc.
Delray Beach, Florida

We have audited the accompanying statement of financial condition of PackerKiss Securities, Inc., (an S corporation) as of December 31, 2007 and the related statements of income/(loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PackerKiss Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

PACKERKISS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 50,320
Commissions receivable	115,657
Other receivables	1,527
Due from stockholder	5,000
Marketable securities	14,847
TOTAL ASSETS	$187,351

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable and accrued expenses	$ 75,020
STOCKHOLDERS' EQUITY	
Common stock, par value $1 per share; 1,000 shares authorized, 200 shares issued and outstanding	200
Additional paid-in capital	145,705
Accumulated other comprehensive income	11,787
Retained earnings (deficit)	(45,361)
Total Stockholders' Equity	112,331
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$187,351

The accompanying notes are an integral part of these financial statements.

PACKERKISS SECURITIES, INC.
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES	
Commissions	$1,322,173
Miscellaneous	35,796
Total Revenues	1,357,969
EXPENSES	
Commission expense	469,889
Salary and payroll taxes	655,741
Professional fees	90,974
Regulatory fees	14,739
Office expense	52,537
Advertising and promotion	18,412
Rent	71,756
Insurance	49,510
Travel and entertainment	30,745
Telephone	16,774
Seminars and conferences	38,043
Total Expenses	1,509,120
Loss From Operations	(151,151)
OTHER INCOME	
Interest income	234
Dividend income	5,016
Total Other Income	5,250
Net Loss	(145,901)
OTHER COMPREHENSIVE INCOME	
Net unrealized gain on investments arising during the period	5,610
TOTAL COMPREHENSIVE LOSS	$ (140,291)

The accompanying notes are an integral part of these financial statements.

PACKERKISS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings/ (Deficit)	Total
Balances – January 1, 2007	$200	$145,705	$ 6,177	$ 100,540	$ 252,622
Net loss				(145,901)	(145,901)
Other comprehensive income			5,610		5,610
BALANCES - DECEMBER 31, 2007	$200	$145,705	$11,787	$ (45,361)	$112,331

The accompanying notes are an integral part of these financial statements.

PACKERKISS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(145,901)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in commissions receivable	143,926
Increase in other receivables	(1,527)
Increase in commissions payable and accrued expenses	7,771
Total Adjustments	150,170
Net Cash Provided By Operating Activities	4,269
CASH – January 1, 2007	46,051
CASH – December 31, 2007	$ 50,320

The accompanying notes are an integral part of these financial statements.

PACKERKISS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

PackerKiss Securities, Inc. (the "Company") is a registered general securities broker/dealer.

Revenue Recognition

Substantially all revenues are derived from commissions as an advisor on investment options and strategies, and as a bidding agent for the bond proceeds of tax exempt bond transactions. Commissions are received from investment providers on the reinvestment of municipal financing projects.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code, to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Major Customers

Approximately 50% of the Company's revenues were from four customers.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 governs the financial statement presentation of changes in stockholders' equity resulting from non-owner sources. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains and losses reported as separate components of stockholders' equity rather than in net income).

NOTE 2 - MARKETABLE SECURITIES

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on investment securities available for sale are based on the difference between book

NOTE 2 - MARKETABLE SECURITIES (Continued)

value and fair value of each security. Unrealized gains and losses are credited or charged to other comprehensive income, whereas realized gains and losses flow through the Company's yearly operations.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2007, the Company's net capital was $29,878 compared with the required minimum net capital of $5,000. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 2.51 to 1.

NOTE 4 - DUE FROM STOCKHOLDER

Amount due from stockholder is non-interest bearing and due on demand.

NOTE 5 - COMMITMENTS

The Company leases their office facility from a company that is owned by the stockholders of PackerKiss Securities, Inc.

The lease is for one year and can be extended for additional one year terms. The annual rent will be $42,000, plus assessments for repairs and taxes.

NOTE 6 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and receivables from the clearing broker.

The Company maintains cash balances in financial institutions located in Delray Beach and Boynton Beach, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company had no uninsured cash balances in financial institutions.

NOTE 7 - CONTINGENCIES

The majority stockholder of the Company is currently a party in investigations being conducted by the Securities and Exchange Commission of the United States Department of Justice. The Company and the stockholder have responded to requests from both of the entities and will continue to cooperate in their investigations. At this time, there have been no charges filed nor has any decision been made that charges will be brought.

SUPPLEMENTARY INFORMATION

PACKERKISS SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total stockholders' equity qualified for net capital	$112,331
Allowable liabilities subordinated to claims of general creditors	0
Total Equity Capital and Allowable Subordinated Liabilities	112,331
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Commissions receivable, net	73,231
Due from stockholders	5,000
Other receivables	1,527
Total Non-Allowable Assets From Financial Statements	79,758
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	32,573
HAIRCUTS ON SECURITIES	2,695
NET CAPITAL	29,878
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	5,001
EXCESS NET CAPITAL	$ 24,877
AGGREGATE INDEBTEDNESS:	
Commissions payable and accrued expenses	$ 75,020
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.51 to 1

There were no material differences between the Computation of Net Capital under Rule 15c3-1 as shown in the accompanying audit report and the corresponding unaudited Focus Report Part II A filed by the Company for the quarter ended December 31, 2007.

PACKERKISS SECURITIES, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company had no liability subordinated to claims of general creditors as of January 1, 2007. In addition, there were none in existence during the year ended December 31, 2007 and, accordingly, there are no changes to report.

PACKERKISS SECURITIES, INC.
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

PackerKiss Securities, Inc. is exempt from Rule 15c3-3 because they have no customer transactions. The Company did not hold customers' funds or securities. PackerKiss Securities, Inc. was in compliance with the conditions of exemption.

PACKERKISS SECURITIES, INC.
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

As of December 31, 2007, PackerKiss Securities, Inc. had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
George F. Horvath, C.P.A., P.A.

Howard E. Hammer, C.P.A., P.A.
Geraldine (Dee Dee) Rinaldi, C.P.A.
Michelle D. Bressler, C.P.A., C.F.P.
Christopher Parsotan, C.P.A.
Richard B. Nirenberg, C.P.A.
Adele R. Shea, C.P.A.
Barbara Gayle, C.P.A.

Fourth Floor
4875 North Federal Highway
Fort Lauderdale, FL 33308
Broward 954.351.9000
Palm Beach 561.393.0411
Miami-Dade 305.947.7717
Fax 954.351.9011
admin@gzwpcpa.com

January 31, 2008

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
PackerKiss Securities, Inc.
Delray Beach, Florida

In planning and performing our audit of the financial statements of PackerKiss Securities, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

300 South Pine Island Road, Suite 300 • Plantation, Florida 33324 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
401 Camino Gardens Blvd. • Boca Raton, FL 33432 • 561.368.9272 • Fax 561.392.1521 • www.gzwpcpa.com

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

END

Goldstein, Zugman, Weinstein & Poole, LLC

GOLDSTEIN, ZUGMAN
WEINSTEIN & POOLE, LLC

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants